SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

                         Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            The Rite Aid 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Rite Aid Corporation
                                 30 Hunter Lane
                         Camp Hill, Pennsylvania 17011

THE RITE AID 401(k) PLAN

TABLE OF CONTENTS
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                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004:

   Statements of Net Assets Available for Benefits                            2

   Statement of Changes in Net Assets Available for Benefits                  3

   Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

   Form 5500, Schedule H, Line 4i -- Schedule of Assets
       (Held at End of Year)                                                  9



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator and Participants of
The Rite Aid 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Rite Aid 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 21, 2005

THE RITE AID 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                  2004                  2003


ASSETS:
  Participant-directed investments           $1,018,029,128         $926,069,242

   Cash                                               2,573                    -

  Contributions receivable:
    Employer                                      3,233,270            3,469,972
    Employee                                        646,290            1,170,044
                                             --------------         ------------

         Total contributions receivable           3,879,560            4,640,016
                                             --------------         ------------

NET ASSETS AVAILABLE FOR BENEFITS            $1,021,911,261         $930,709,258
                                             ==============         ============



See notes to financial statements.

THE RITE AID 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


ADDITIONS:
  Employee contributions                                          $  67,996,193
  Employer contributions                                             30,683,999
  Settlement contribution (Note 1)                                    7,040,602
  Rollover contributions                                              1,300,565
  Net appreciation in fair value of investments                      63,249,925
  Investment income                                                  15,942,031
                                                                 --------------

           Total additions                                          186,213,315
                                                                 --------------

DEDUCTIONS:
  Benefit payments                                                   93,020,973
  Loan defaults                                                       1,990,339
                                                                 --------------

           Total deductions                                          95,011,312
                                                                 --------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                        91,202,003

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                930,709,258
                                                                 --------------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                   $1,021,911,261
                                                                 ==============


See notes to financial statements.

THE RITE AID 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Rite Aid 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan and allocated to participant accounts, if any.

      Effective October 1, 2004, T. Rowe Price Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. Prior to October 1, 2004, Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than Company stock. LaSalle Bank National Association serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator ("Plan Administrator") and is responsible for the preparation of the Plan's financial statements.

      Participation--Substantially all non-union Plan Sponsor employees become eligible to participate in the Plan after attaining age 21 and completing three months of service. Participants of the Plan are eligible for matching contributions upon attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

      Contributions--Participants may contribute a portion of pretax annual compensation up to the maximum dollar limit, as defined in the Plan. Participants age 50 and over may make additional pretax contributions, as defined in the Plan. The Plan Sponsor matches 100% of a participant's pretax payroll contributions, up to a maximum of 3% of such participant's pretax annual compensation. Thereafter, the Plan Sponsor will match 50% of the participant's additional pretax payroll contributions, up to a maximum of 2% of such participant's additional pretax annual compensation. Compensation is limited to eligible compensation as defined by the Plan and limited by the Internal Revenue Service ("IRS"). A participant may also contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan.

      Two settlement agreements had been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions were made to the Plan as restorative payments, which were in addition to the contributions otherwise made to the Plan. In February 2004, restorative payments of $7,040,602 were made to the Plan. The restorative payments were allocated to the accounts of certain participants (as described in the settlement agreements) whose accounts under the Plan included investments in the Company common stock. The restorative payments are fully vested and have been commingled with the eligible individuals' before-tax contributions. There will be no further contributions stemming from these settlement agreements.

      One of the settlement agreements also requires that the Company maintain the safe-harbor matching formula from 2003 through 2006. In addition, subject to the terms of that settlement agreement, the Company must make a supplemental matching contribution for years 2003 through 2006 if the total dollar amount of the matching contributions for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution to the Plan. The Company's matching contribution for 2004 exceeded the 2002 contribution, and no such supplemental matching contribution was required for the year ended December 31, 2004. If a supplemental matching contribution is made, it will be allocated to the accounts of then-current Plan participants who received a regular matching contribution in proportion to each participant's regular matching contribution.

      Investment Options--Prior to the change in the Plan's trustee, participants were provided with the option to invest in thirteen funds. Effective October 1, 2004, the Plan provided a participant the discretion of investing the participant's account balance in up to twenty-three funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits--Upon termination of service, a participant may elect to receive benefit distributions in one of several forms, including annuities, installment payments or lump-sum payments. In certain cases, spousal consent may be required in order to elect a form of distribution other than a joint and survivor annuity. Benefits are payable upon retirement, termination of employment, or the death or disability of the participant. In certain circumstances, benefits may be paid to a participant prior to the participant's termination of employment.

      Loans--A participant may elect to borrow against the participant's vested balance at a reasonable rate of interest as defined in the Plan document. A participant may borrow up to 50% of the participant's vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time, with the exception that participants may have up to three outstanding loans which were grandfathered at the time the Plan was amended to no longer allow more than one loan.

      Vesting--Participants are immediately vested in all employee contributions credited to the participant's accounts plus actual earnings (losses) thereon. Effective January 1, 2002, participants became immediately vested in all Plan Sponsor's contributions credited to the participant's accounts plus actual earnings (losses) thereon made after that date. Prior to January 1, 2002, vesting in the Plan Sponsor's contributions was based on years of service, as defined in the Plan document. A participant becomes fully vested in the Company's contributions upon the participant's death, disability, attainment of normal retirement age while employed, or the occurrence of a Plan termination. When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant's account is forfeited and credited to a suspense account. The suspense account may be reallocated to participants in the same manner as matching contributions. Forfeitures for the year ended December 31, 2004 were $427,609.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investments--The Plan's investments are stated at fair value, except the Stable Value Fund and the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 2,708,558 and 2,914,379 shares of Company common stock at December 31, 2004 and 2003, respectively.

      On July 9, 2004, the Plan began to offer the Prudential Stable Value Fund ("SVF"), which is a trust product and is comprised of a group annuity insurance product issued by The Prudential Insurance Company of America ("Prudential") and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily. Prudential declares an annual interest rate on a quarterly basis and credits one-fourth of that amount on a quarterly basis. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value. The average yield was 4.71% for 2004. As of December 31, 2004, the crediting interest rate was 4.86%.

      The Plan offered, as an investment option, the Guaranteed Interest Account (the "GIA") until July 9, 2004. The GIA is a group annuity insurance product issued by Prudential. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter, which remains in effect until the end of the calendar year following the year of purchase. The GIA is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value. The average yield was 3.00% for 2004. As of December 31, 2003, the crediting interest rate was 3.00%.

      Administrative Expenses--Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2004, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks, the SVF and the GIA. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                                                December 31,
                                                                   -----------------------------------------
                                                                         2004                2003
     Prudential Stable Value Fund                                    $286,936,935         $          -
     T. Rowe Price Equity Index Trust                                 158,728,316                    -
     Northern Trust Global Advisors Large-Cap Growth Fund             126,700,016                    -
     Dodge & Cox Balanced Fund                                        112,877,488                    -
     Northern Trust Global Advisors Large-Cap Value Fund               61,242,256                    -
     Northern Trust Global Advisors Small-Cap Fund                     54,996,235                    -
     Northern Trust Global Advisors International Equity Fund          51,287,851                    -
     Prudential Guaranteed Interest Account                                     -          283,411,554
     Prudential Dryden Stock Index Fund                                         -          155,727,656
     Prudential Jennison Growth Fund                                            -          129,804,926
     Prudential MFS Total Return Fund                                           -           95,720,393
     Alliance Growth & Income Fund                                              -           55,056,803
     PIMCO Total Return Fund                                                    -           52,429,474
     Prudential Strategic Partners International Value Fund                     -           45,512,559


The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                    Year Ended
                                                                   December 31,
                                                                       2004

   Investments:
     Mutual funds                                                   $66,798,825
     Common stock                                                    (3,548,900)
                                                                    -----------

           Total net appreciation                                   $63,249,925
                                                                    ===========

4.    TAX STATUS

      The Plan has received a determination letter dated June 27, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and subject to the terms of the settlement agreement whereby the Company must make a supplemental matching contribution in years 2003 through 2006 if the total dollar amount of the matching contribution for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution. In the event the Plan terminates, participants would become fully vested in the Plan Sponsor contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan, and Prudential, a former custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCY

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements. As a result of this review the following actions were taken:

      In April 2001, the Plan Administrator filed a Voluntary Correction of Operational Failures (the "April 2001 VCO") filing with the IRS, requesting a compliance statement and approval of the correction method for operational failures identified. The Plan Administrator received a compliance statement from the IRS regarding the April 2001 VCO filing on July 18, 2003. The Plan Administrator has completed the corrections in accordance with the July 18, 2003 compliance statement, thereby eliminating exposure to penalties, taxes or disqualification by the IRS for the failures noted in the April 2001 VCO.

      In September 2003, the Plan Administrator filed another Voluntary Correction of Operational Failures program (the "September 2003 VCO") with the IRS, requesting a compliance statement and approval of the correction method for additional operational failures identified. The Plan Administrator is in discussions with the IRS regarding the issues identified in the September 2003 VCO. The Plan Administrator believes that the proposed correction methods are acceptable under IRS guidelines.

      The Plan Administrator believes that the processes identified for remediation in the September 2003 VCO would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to noncompliance will be paid by the Plan Sponsor.

                                     ******


THE RITE AID 401(k) PLAN

FORM 5500, SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------


                                                                                                 Current
 Identity of Issue                          Description of Investment                             Value

  *Rite Aid Corporation                     Company Stock Fund                                $  9,913,321
  *Prudential                               Stable Value Fund                                  286,936,935
  *T. Rowe Price                            Equity Index Trust                                 158,728,316
  *T. Rowe Price                            Retirement 2020                                      7,643,585
  *T. Rowe Price                            Retirement 2015                                      5,656,654
  *T. Rowe Price                            Retirement 2030                                      5,054,941
  *T. Rowe Price                            Retirement 2010                                      4,298,867
  *T. Rowe Price                            Retirement 2025                                      2,305,157
  *T. Rowe Price                            International Equity Index Fund                      2,269,322
  *T. Rowe Price                            Extended Equity Market Index Fund                    2,066,328
  *T. Rowe Price                            Retirement 2040                                      1,945,571
  *T. Rowe Price                            Retirement 2035                                      1,333,584
  *T. Rowe Price                            Retirement Income Fund                                 819,585
  *T. Rowe Price                            Bond Index Trust                                       783,816
  *T. Rowe Price                            Retirement 2005                                        537,055
  *T. Rowe Price                            Insurance Fund                                             756
   Northern Trust Global Advisors           Large-Cap Growth Fund                              126,700,016
   Northern Trust Global Advisors           Large-Cap Value Fund                                61,242,256
   Northern Trust Global Advisors           Small-Cap Fund                                      54,996,235
   Northern Trust Global Advisors           International Equity Fund                           51,287,851
   Northern Trust Global Advisors           Mid-Cap Fund                                        26,918,230
   Dodge & Cox                              Balanced Fund                                      112,877,488
   Vanguard                                 Small-Cap Index Fund                                 3,509,721
   Pimco                                    Total Return Fund                                   50,823,417
   Sempra Energy                            Sempra Energy Stock                                 16,122,435
  *Participant notes                        Loan Fund**                                         23,257,686
                                                                                            --------------

                                            TOTAL                                           $1,018,029,128
                                                                                            ==============

*Party-in-interest

**The loans range in interest rates from 5.0% to 10.5% and expire through 2021.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           THE RITE AID 401(k) PLAN



                                           By: /s/ Theresa G. Nichols
                                              ---------------------------------
                                              Theresa G. Nichols, not in her
                                              individual capacity, but
                                              solely as an authorized signatory
                                              for the Employee Benefits
                                              Administration Committee

Date:  June 29, 2005

                                 EXHIBIT INDEX

Exhibit
Number             Description
------             -----------

23                 Consent of Independent Registered Public Accounting Firm